Exhibit 99.1

ReneSola Ltd Announces Second Quarter 2011 Results

Company records revenues of US$249.3 million;
Achieves gross margin of 18.4% despite lower ASPs;
Virtus wafer capacity reaches 900 MW

JIASHAN, China, August 9, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced its unaudited financial results for the quarter ended June 30, 2011.

Second Quarter 2011 Financial and Operating Highlights

•	Total solar product shipments in Q2 2011 were 295.5 megawatts (“MW”), compared to 330.4 MW in Q1 2011.

•	Q2 2011 net revenues were US$249.3 million, a decrease of 30.6% from US$359.2 million in Q1 2011.

•	Q2 2011 gross profit was US$45.9 million and gross margin was 18.4%, compared to US$101.2 million and 28.2% in Q1 2011.

•	Q2 2011 operating income was US$23.0 million and operating margin was 9.2%, compared to US$75.6 million and 21.0% in Q1 2011.

•	Q2 2011 net income was US$1.8 million, representing basic and diluted earnings per share of US$0.01, and basic and diluted earnings per American depositary share (“ADS”) of US$0.02.

•	Cash and cash equivalents plus restricted cash reached US$480.8 million as of June 30, 2011, compared to US$435.9 million as of March 31, 2011.

“Both wafer and module prices fell faster than expected in the second quarter as European subsidy cuts weakened demand and led to oversupply in the industry,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Although this affected both our top and bottom lines, we were able to maintain a gross margin of 18.4% with our industry-low wafer processing costs and growing in-house polysilicon production. Our new Virtus wafer, a multicrystalline wafer that can achieve cell efficiency rates of up to 18.2%, has an even higher profit margin than our existing wafers and has been well-received by clients with its high efficiency-to-price ratio. We expect Virtus wafers to replace all of ReneSola’s existing multicrystalline wafers by the end of 2011. As the solar market matures, we will continue to focus on wafer production to capitalize on our brand name, scale of operations and innovative technologies to lead the industry in cost-competitive solar manufacturing.”

Henry Wang, ReneSola's chief financial officer, commented, “We continued to execute our cost reduction strategy in the second quarter. Although wafer processing cost rose $0.02 per watt in the second quarter, the increase was primarily due to our transition to Virtus wafer production, which has not yet reached full efficiency. As we continue to improve Virtus wafer production, we expect our wafer processing cost to decrease to US$0.19 per watt by the end of 2011. Our cost control can also be accredited to our prudent polysilicon purchasing and the decrease in our internal polysilicon cost to approximately $40 per kilogram at the end of the second quarter. Our cost-competitive solar manufacturing platform is further bolstered by our efficient operational management and strong balance sheet. Our inventories remain stable, with only modules increasing slightly, illustrating sound market judgment and inventory control. We also hold one of the largest cash positions in the industry, allowing us to make strategic investments to increase efficiency or make debt repurchases, such as buying back our convertible bonds, which we have done and may continue to do from time to time. Despite relatively tough market conditions, we are confident we are well positioned for long-term growth.”

Second Quarter 2011 Results

Total Solar Product Shipments

	2Q11	1Q11	2Q10	Q-o-Q%	Y-o-Y%
Total Solar Product Shipments (MW)	295.5	330.4	258.3	(10.6%)	14.4%
Wafer Shipments (MW)	230.5	243.5	206.7	(5.3%)	11.5%
Module Shipments (MW)	65.0	86.9	50.6	(25.2%)	28.5%

The sequential decrease in wafer shipments was affected by the transition toward Virtus wafer production, which resulted in a temporary loss of 25 MW of capacity for Q2 2011. The Company operates its wafer production near its operational capacity to meet customer demand.

Net Revenues

	2Q11	1Q11	2Q10	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$249.3	$359.21	$253.9	(30.6%)	(1.8%)

The sequential decrease in revenues was driven by a decline in the average selling price (“ASP”) of solar wafers and modules to US$0.69 per watt (“W”) and US$1.53/W, respectively, as well as a relatively large decrease in module shipments and a slight decrease in wafer shipments.

Gross Profit

	2Q11	1Q11	2Q10	Q-o-Q%	Y-o-Y%
Gross Profit (US$mln)	$45.9	$101.21	$76.6	(54.6%)	(40.1%)
Gross Margin	18.4%	28.2%	30.2%	-	-

The sequential decrease in gross margin was primarily due to the decline in solar wafer and module ASPs as well as the transition toward Virtus wafer production, offset by a decline in polysilicon prices.

Operating Income

	2Q11	1Q11	2Q10	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$22.9	$25.6	$24.2	(10.5%)	(5.2%)
Operating Income (US$mln)	$23.0	$75.6	$52.5	(69.6%)	(56.2%)
Operating Margin	9.2%	21.0%	20.7%	-	-

The decrease in operating expenses was primarily due to the mixed impact from lower general and administrative expenses as a result of overall expense control and decreased R&D spending in line with reduced revenues. Operating margins represented 9.2% of total revenues in Q2 2011, a decrease from 21.0% in Q1 2011.

Foreign Exchange Gain (Loss)

The Company had a foreign exchange gain of US$0.9 million in Q2 2011, primarily due to the appreciation of the Euro against USD. The Company also recognized a US$1.4 million loss in the fair value of foreign exchange forward contracts, compared to a loss of US$19.8 million in Q1 2011, as the Euro appreciated more than the forward rate hedged. The Company also recognized an investment loss of US$7.8 million, relating to the Company’s foreign exchange forward contracts.

1 In Q2 2011, the Company presented the sale of some of its raw materials, comprised primarily of extra tips and edges produced in the wafer slicing process, as sales of raw materials, and as such are included in revenue and gross profit. This change in presentation was retrospectively applied for Q1 2011.

Net Income Attributable to Holders of Ordinary Shares

	2Q11	1Q11	2Q10
Net Income (US$mln)	$1.8	$43.3	$36.1
Diluted Earnings Per Share	0.01	0.24	$0.21
Diluted Earnings Per ADS	0.02	0.49	$0.42

Business Highlights

Wafer Business

The Company’s solar wafer business achieved a gross margin of 14.3% in Q2 2011, impacted by the decline in solar wafer ASPs. In Q2 2011, the Company’s non-silicon wafer processing cost was US$0.26/W, a slight increase from US$0.24/W in Q1 2011 primarily due to the transition toward Virtus wafer production, which is expected to replace production of the Company’s existing multicrystalline wafers by the end of the year. Virtus wafer production is currently operating at an annual production capacity of 900 MW. The Company also reduced its polysilicon raw material cost to approximately US$54.10 per kilogram (“kg”), well below the market spot price. The Company will continue its cost reduction efforts through advancements in technology and manufacturing, and expects its processing cost to reach US$0.19/W by the end of 2011 as the Company begins steel wire production and undertakes slurry recycling.

Module Business

The Company delivered solar module shipments of 65.0 MW with an ASP of US$1.53/W in Q2 2011. Module shipments declined 25.2% quarter-over-quarter. The Company expects to continue to reduce its module processing cost and expand its module sales force internationally.

Polysilicon Update

The Company’s Sichuan polysilicon plant continued to make increasing contributions to profitability in Q2 2011. In Q2 2011, the Company produced approximately 787 metric tons (“MT”) of polysilicon, an increase from approximately 750 MT in Q1 2011. The Company’s polysilicon production cost was reduced to approximately US$40/kg by the end of Q2 2011, compared to approximately US$45/kg at the end of Q1 2011.

The Company now expects to expand its polysilicon production capacity to 8,500 MT by Q2 2012, due to a deferment of ongoing capital expenditures. In Q3 2011, the Company expects polysilicon production to decrease to between 600 MT and 700 MT as a result of temporary electricity shortages from government-sponsored infrastructure upgrades and facility improvements. The Company is still targeting to reduce production cost to US$35/kg by the end of 2011.

Strong Cash Position

Net cash and cash equivalents plus restricted cash were US$480.8 million at the end of Q2 2011, compared to US$435.9 million at the end of Q1 2011. Total debt was US$560.7 million in Q2 2011, compared to US$522.8 million in Q1 2011, excluding the US$200 million of convertible notes offered in the first and second quarters.

Capital expenditures were US$22.8 million for Q2 2011. Short-term borrowings were US$428.0 million in Q2 2011, an increase from US$404.0 million in Q1 2011. Short-term borrowings consisted of US$174.5 million in trade finance, US$181.9 million in short-term facilities and US$71.6 million as the short-term portion of the long-term debt.

The Company repurchased a portion of its convertible bonds in Q3 2011. As in previous quarters, the Company may repurchase its convertible bonds from time to time.

2011 Capacity Expansion Plans and Related CAPEX

The Company expects to reduce its capital expenditures for the full year 2011 from $350 million to $270 million as a result of the deferment of a portion of the Company’s polysilicon production capacity expansion into the first half of 2012. The Company expects to spend the $270 million in 2011 to expand wafer production capacity from the current 1.3 gigawatts (“GW”) to 2.0 GW, consisting of 1.8 GW of Virtus wafers and 200 MW of monocrystalline wafers, expand module production capacity from the current 400 MW to 600 MW and launch steel wire production with an annualized capacity of 8,400 MT. The Company also expects to spend a significant portion of its 2011 capital expenditure to increase polysilicon production from the current 3,000 MT to 8,500 MT by the end of Q2 2012.

Outlook

In Q3 2011, the Company expects total solar wafer and module shipments to be in the range of 330 MW to 350 MW, revenues to be in the range of US$220 million to US$240 million and gross profit margin to be in the range of 6% to 8%, as market conditions continue to be challenging.  The Company is also withdrawing its guidance for the full year.

Conference Call Information

ReneSola's management will host an earnings conference call on Tuesday, August 9, 2011 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-614-3453
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until August 16, 2011:

International:	+1-617-801-6888
Passcode:	83559070

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:	+86-573-8473-9011
Email:	ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com

RENESOLA LTD
 Unaudited Consolidated Balance Sheet
 (US dollars in thousands)

	June 30,	Mar 31,	Dec 31,	June 30,
	2011	2011	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	438,124	388,648	290,702	171,208
Restricted cash	42,690	47,234	33,640	75,384
Available-for-sale investment	3,541	4,754	3,332	4,975
Accounts receivable, net of allowances for doubtful accounts	104,651	124,659	81,540	102,629
Inventories, net of inventory provision	162,571	152,409	170,599	164,770
Advances to suppliers-current	34,160	31,344	26,315	18,917
Amounts due from related parties	364	376	389	412
Value added tax recoverable	51,058	56,279	44,102	44,341
Income tax recoverable	4,939	2,976	4,021	811
Prepaid expenses and other current assets	16,795	10,142	16,946	10,783
Deferred convertible bond issue costs-current	1,431	909	-	-
Derivative assets	3,252	3,285	11,660	-
Deferred tax assets-current	16,923	13,901	14,763	25,124
Total current assets	880,499	836,916	698,009	619,354

Property, plant and equipment, net	879,935	842,616	801,472	743,079
Prepaid land use right	48,643	41,039	37,189	25,351
Intangible assets	3,629	-	-	425
Deferred tax assets-non-current	9,995	8,192	8,526	27,723
Deferred convertible bond issue costs-non-current	5,313	5,417	-	-
Advances to suppliers-non-current	24,697	25,249	13,743	7,204
Advances for purchases of property, plant and equipment	12,396	26,845	26,930	13,402
Other long-lived assets	2,763	3,274	2,753	2,669
Goodwill	5,638	5,323	5,323	5,323
Total assets	1,873,508	1,794,871	1,593,945	1,444,530

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	427,961	404,002	400,798	388,028
Accounts payable	162,439	177,706	220,798	190,779
Advances from customers-current	64,631	60,070	57,396	51,276
Amounts due to related parties	-	25	25	24
Other current liabilities	111,316	94,342	79,633	69,695
Income tax payable	7,347	18,754	16,438	4,463
Deferred tax liabilities	3,350	1,908	1,778	70
Derivative liabilities	13,998	12,651	1,381	431
Total current liabilities	791,042	769,458	778,247	704,766

Convertible bond payable-non-current	200,000	175,000	-	-
Long-term borrowings	132,745	118,809	121,515	189,073
Advances from customers-non-current	70,641	76,734	76,080	90,198
Warranty	11,087	9,980	8,701	4,365
Other long-term liabilities	38,361	26,789	22,937	8,546
Total liabilities	1,243,876	1,176,770	1,007,480	996,948

Shareholders' equity
Common shares	422,314	422,254	422,039	414,585
Additional paid-in capital	2,133	2,133	19,858	21,896
Retained earnings (accumulated deficit)	148,841	149,052	108,387	(12,772)
Accumulated other comprehensive income	56,344	44,662	36,181	23,873
Total shareholders' equity	629,632	618,101	586,465	447,582

Total liabilities and shareholders' equity	1,873,508	1,794,871	1,593,945	1,444,530

RENESOLA LTD
Unaudited Consolidated Statements of  Income Data
(US dollar in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun. 30 2011	Mar. 31 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010
	US$000	US$000	US$000	US$000	US$000

Net revenues	249,313	359,213	253,879	608,526	460,430
Cost of revenues	(203,409)	(258,040)	(177,255)	(461,449)	(348,483)
Gross profit	45,904	101,173	76,624	147,077	111,947
GP%	18.4%	28.2%	30.2%	24.2%	24.3%

Operating expenses:
Sales and marketing	(3,200)	(3,482)	(1,815)	(6,682)	(3,241)
General and administrative	(8,321)	(9,995)	(13,371)	(18,316)	(18,098)
Research and development	(11,189)	(12,168)	(7,459)	(23,357)	(13,627)
Other general (expense) income	(207)	25	(1,529)	(182)	(3,327)
Total operating expenses	(22,917)	(25,620)	(24,174)	(48,537)	(38,293)

Income from operations	22,987	75,553	52,450	98,540	73,654

Non-operating (expenses) income:
Interest income	1,603	485	378	2,088	479
Interest expenses	(9,097)	(7,033)	(5,299)	(16,130)	(10,267)
Foreign exchange gain (loss)	906	4,755	(7)	5,661	(918)
Fair value change on derivatives	(1,355)	(19,824)	(147)	(21,179)	(147)
Other-than-temporary impairment loss on available-for-sale investment	(2,666)	-	-	(2,666)	-
Investment (loss) income	(7,796)	20	293	(7,776)	293
Total non-operating (expenses) income	(18,405)	(21,597)	(4,782)	(40,002)	(10,560)
Income before income tax	4,582	53,956	47,668	58,538	63,094

Income tax (expense)	(2,743)	(10,620)	(11,607)	(13,363)	(15,256)
Net income attributed to holders of ordinary shares	1,839	43,336	36,061	45,175	47,838

Earnings per share
Basic	0.01	0.25	0.21	0.26	0.28
Diluted	0.01	0.24	0.21	0.24	0.28

Earnings per ADS
Basic	0.02	0.50	0.42	0.52	0.55
Diluted	0.02	0.49	0.42	0.49	0.55

Weighted average number of shares used in computing earnings per share
Basic	173,897,369	173,856,442	172,706,512	173,877,019	172,687,379
Diluted	173,971,905	179,895,439	172,706,512	195,676,823	172,687,379

	RENESOLA LTD
	Consolidated Cash Flow Statement
	Six Months Ended
	June 30, 2011	June 30, 2010
	US$000	US$000
Operating activities:
Net income	45,175	47,837
Adjustment to reconcile net income to net cash used in operating activities:
Investment income	7,776	-
Inventory write-down	3,366	-
Depreciation and amortization	39,656	24,346
Amortization of deferred convertible bond issuance costs and premium	407	327
Allowance for doubtful receivables and advance to suppliers and prepayment for purchases of property, plant and equipment	(1,604)	1,961
Change in fair value of derivatives	21,179	147
Share-based compensation	2,382	1,360
Loss on impairment of long-lived assets	192	-
Loss on disposal of long-lived assets	224	133
Other-than-temporary impairment loss on available-for-sale investment	2,666	-

Changes in operating assets and liabilities:
Accounts receivable	(25,818)	5,114
Inventories	7,962	(25,861)
Advances to suppliers	(17,480)	(7,859)
Amounts due from related parties	8	31
Value added tax recoverable	(5,847)	7,791
Prepaid expenses and other current assets	415	(4,463)
Derivative assets and liabilities	(503)	-
Prepaid land use right	1,395	404
Accounts payable	(61,963)	96,277
Advances from customers	373	8,496
Income tax payables	(10,220)	987
Other current liabilities	(6,483)	(2,085)
Other long-term liabilities	6,613	-
Other long-term assets	(197)	-
Deferred taxes	250	12,291
Accrued warranty cost	2,176	1,141
Net cash provided by operating activities	12,100	168,375

Investing activities:
Purchases of property, plant and equipment	(52,501)	(53,562)
Advances for purchases of property, plant and equipment	(2,171)	6,083
Purchases of other long-lived assets	(121)	67
Proceeds from disposal of property, plant and equipment	-	51
Changes in restricted cash	(8,131)	(49,631)
Cash consideration for acquisition, net of cash received	(1,102)	-
Net proceeds from settlement of financial assets	(2,972)	79
Net cash used in investing activities	(66,998)	(96,913)

Financing activities:
Proceeds from bank borrowings	389,063	447,676
Repayment of bank borrowings	(361,691)	(422,239)
Cash paid for issuance cost	-	(252)
Proceeds from exercise of stock options	148	304
Cash paid for repurchase of convertible bonds	-	(32,715)
Proceeds from issuance of convertible bonds	200,000	-
Payment of convertible notes issuance expenses	(7,150)	-
Purchase of conversion spread hedges	(24,703)	-
Net cash provided by (used in) financing activities	195,667	(7,226)

Effect of exchange rate changes	6,653	164

Net increase in cash and cash equivalent	147,422	64,400
Cash and cash equivalents, beginning of period	290,702	106,808
Cash and cash equivalents, end of period	438,124	171,208